MASTERWORKS

# AVAILABLE NOW



**Ernie Barnes**

*3 on 3 (1973)*

35.0%
Similar Auction Sales ('10-'25)

20.3%
Total Net Return on past exit (76 days)

*Past results not indicative of future returns*

**INVEST NOW**

View offering circular below.

**MASTERWORKS**

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Ernie Barnes and top 'basketball painting' auction records, not included in set of similar sales to live offering (Masterworks 515). Masterworks has offered investments in over 500 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. Masterworks 515 launched on 11/25/25.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.